Exhibit 12

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended August 31,	Years Ended May 31,
(Dollars in thousands)	2015	2015	2014	2013	2012	2011
Earnings:
Net income (loss)	$43,095	$(18,927)	$192,926	$358,087	$(148,797)	$151,215
Add: Fixed charges	165,700	635,684	654,655	692,025	761,849	841,288
Less: Interest capitalized(2)	—	—	—	—	(71)	(208)
Income available for fixed charges	$208,795	$616,757	$847,581	$1,050,112	$612,981	$992,295

Fixed charges:
Interest on all borrowings(3)	$165,700	$635,684	$654,655	$692,025	$761,778	$841,080
Interest capitalized	—	—	—	—	71	208
Total fixed charges	$165,700	$635,684	$654,655	$692,025	$761,849	$841,288

Ratio of earnings to fixed charges (1)	1.26	0.97	1.29	1.52	0.80	1.18
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(1)Earnings available to cover fixed charges were insufficient by $19 million and $149 million in fiscal years ended May 31, 2015 and 2012, respectively.
(2)Interest capitalized consists of interest paid in connection with financing the construction of our new headquarters building during the construction period.
(3)Interest expense includes the amortization of discounts and issuance costs.